Mail Stop 4561

March 19, 2009

Jay A. Wolf
Chief Financial Officer
Mandalay Media, Inc.
2121 Avenue of the Stars, Suite 2550
Los Angeles, CA 90067

> **Re:** **Mandalay Media, Inc.**
> **Form 10-KT for the transition period from**
> **January 1, 2008 to March 31, 2008**
> **Filed July 15, 2008**
> **File No. 000-10039**

Dear Mr. Wolf:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KT for the transition period from January 1, 2008 to March 31, 2008

Item 8. Financial Statements and Supplementary Data

General

1.   We note you present the historical financial statements of Mandalay for periods prior to your acquisition of Twistbox, Inc. Please tell us whether you consider Twistbox to be a predecessor entity pursuant to Rule 405 of Regulation C and, if

so, what consideration you gave to presenting predecessor financial statements in your Form 10-KT. Similar concerns apply to your Forms 10-Q for your fiscal quarters ended June 30, 2008, September 30, 2008, and December 31, 2008.

Note 2. Summary of Significant Accounting Policies

Content Provider Licenses

Content Provider License Fees and Minimum Guarantees, page 45

2.   We note you accrue a loss in the period you conclude future guaranteed royalty payments to content providers are not recoverable. Please explain to us in further detail why the timing of your expense recognition is appropriate. Refer to authoritative accounting literature as applicable.

Note 8. Other Intangible Assets, page 54

3.   Please tell us why you believe that your trademarks have an indefinite useful life. As part of your response, please explain to us why you believe that no legal, regulatory, contractual, competitive, economic, expected use or other factors could limit the useful life of this intangible asset. See paragraph 11 of SFAS 142.

Item 9A (T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 63

4.   We note that your CEO and CFO concluded that your disclosure controls and procedures are "effective to ensure that material information relating to use was made known to them by others within those entities, particularly during the period in which this Transition Report on Form 10-KT was prepared." Please revise your future filings to conclude on the complete and exact definition of disclosure controls and procedures specified in Exchange Act Rule 13a-15(e).

Management's Report on Internal Controls Over Financial Reporting, page 64

5.   Please revise your future filings to identify the framework used to evaluate the effectiveness of your internal controls over financial reporting. See Item 308T(a)(2) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief